Sub-Item 77M: Mergers

The Tax-Free Minnesota Fund Shareholder Meeting Results (Unaudited)

The following proposals were addressed and approved during the period.

A special meeting of shareholders was held on January 13, 2009.  The following proposal was approved:

Proposal to approve a Plan of Reorganization for the acquisition of all of the assets and liabilities of The Hartford Tax-Free Minnesota Fund (“Tax-Free Minnesota Fund”) by The Hartford Tax-Free National Fund (the “Acquiring Fund”) solely in exchange for shares of the Acquiring Fund, followed by the complete liquidation of the Tax-Free Minnesota Fund

Fund Name                              For             Against       Abstain

The Hartford Tax-Free Minnesota Fund   1,550,518.675   291,788.184   193,973.153